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              [LOGO]

                                             November 24, 1998

Dear Stockholder:

    I am pleased to inform you that on November 19, 1998, Reno Air, Inc. ("Reno") entered into an Agreement and Plan of Merger (the "Merger Agreement") with American Airlines, Inc. ("American") and its wholly-owned subsidiary, Bonanza Acquisitions, Inc. ("Purchaser"), pursuant to which Purchaser is commencing (i) a tender offer to purchase all of the issued and outstanding shares of Common Stock of Reno at a purchase price of $7.75 per share in cash (the "Common Stock Offer") and (ii) a tender offer to purchase all of the issued and outstanding shares of Preferred Stock of Reno at an initial purchase price of $27.50 per share (and thereafter declining as provided in Annex B to the Merger Agreement), plus accrued and unpaid dividends thereon, in cash (the "Preferred Stock Offer" and, together with the Common Stock Offer, the "Offers"). Following the successful completion of the Offers, in accordance with the terms of the Merger Agreement, Purchaser will merge with and into Reno (the "Merger") and Reno will continue as the surviving corporation wholly-owned by American. Each share of Reno Common Stock not purchased in the Common Stock Offer will be converted in the Merger into the right to receive the cash amount paid in the Common Stock Offer. Each share of Reno Preferred Stock not purchased in the Preferred Stock Offer will either (i) be converted in the Merger into the right to receive the cash amount provided in Annex B to the Merger Agreement or, in the event that the holders of 66 2/3% of the Preferred Stock do not vote in favor of the Merger Agreement and the Merger, (ii) remain issued and outstanding and unchanged thereby as a share of Preferred Stock of the surviving corporation.

    YOUR BOARD OF DIRECTORS UNANIMOUSLY HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFERS AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF THE COMMON STOCK AND HAS APPROVED AND ADOPTED THE MERGER AGREEMENT, THE OFFERS AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BOARD HEREBY RECOMMENDS THAT THE COMMON STOCKHOLDERS ACCEPT AND TENDER THEIR SHARES PURSUANT TO THE COMMON STOCK OFFER, THAT THE PREFERRED STOCKHOLDERS ACCEPT AND TENDER THEIR SHARES PURSUANT TO THE PREFERRED STOCK OFFER, AND THAT ALL COMMON AND PREFERRED STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Salomon Smith Barney Inc. ("Salomon") to the effect that the $7.75 per share cash consideration to be received by the holders of Common Stock in the Common Stock Offer and the Merger, taken together, is fair to such holders from a financial point of view, and the presentation by Salomon that the per share cash consideration to be received by the holders of Preferred Stock in the Preferred Stock Offer is in an amount that is economically equivalent to the present value of the dividends payable to such holders through, and the price payable to such holders on, the first date that the Preferred Stock becomes optionally redeemable in accordance with its terms.

    In addition to the attached Schedule 14D-9 relating to the Offers, enclosed is the Offer to Purchase, dated November 24, 1998, of Purchaser, together with related materials, including Letters of Transmittal, to be used for tendering your shares of Common Stock and/or Preferred Stock. These documents set forth the terms and conditions of the Offers and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

    On behalf of your Board of Directors, I thank you for your support.

                                          Sincerely yours,

                                          /s/ Joseph R. O'Gorman

                                          Joseph R. O' Gorman
                                          CHAIRMAN OF THE BOARD, PRESIDENT AND
                                          CHIEF
                                          EXECUTIVE OFFICER